UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 12, 2015

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report includes the slides for the presentation to investors and the results summary for media professionals in connection with the 4Q14 and 2014 results.

Fourth Quarter and Full Year 2014 Results Presentation to Investors February 12, 2015

Disclaimer Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 and in "Cautionary statement regarding forward-looking information" in our fourth quarter 2014 earnings release filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law. Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including adjusted cost run-rates. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation, which is available on our website at credit-suisse.com. Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions and/or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage ratio, leverage exposure and total capital amounts included in this presentation are based on the current FINMA framework. Swiss Total Capital Leverage ratio is calculated as Swiss Total Capital divided by a three-month average leverage exposure, which consists of balance sheet assets, off-balance sheet exposures that consist of guarantees and commitments, and regulatory adjustments that include cash collateral netting reversals and derivative add-ons. The “look-through” CET1 leverage ratio is calculated as “look-through” BIS CET1 capital divided by the three-month average Swiss leverage exposure. Statement regarding impact of Swiss National Bank (SNB) actions and Credit Suisse mitigating measures Illustrative impact of SNB actions and Credit Suisse mitigating measures applied to 2014 results and assumes that the SNB actions occurred on January 1, 2014, FX rates of USD/CHF 0.92 and EUR/CHF 1.04 (as of close of business on January 30, 2015 according to Bloomberg) and certain other modeling parameters; actual results may differ significantly. February 12, 2015 *

Introduction Brady W. Dougan, Chief Executive Officer February 12, 2015 *

Key messages from Credit Suisse results February 12, 2015 * All data for Core Results. All references on this slide and the rest of the presentation to Group reported pre-tax income refer to income from continuing operations before taxes. Return on regulatory capital is based on after-tax income and assumes that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure 1 Includes net gains on sales with a benefit of 3bp for 4Q14 4Q14 Strategic pre-tax income of CHF 1.0 bn, down 4% from 4Q13, mainly due to lower performance fees and adverse impact of low interest rate environment, partly offset by sales gains, loan growth and strong collaboration revenues Continued high Strategic return on regulatory capital of 30% in 4Q14 and 29% in 2014 driven by significant efficiency improvements, notwithstanding investments in growth initiatives Wealth Management net margin of 27bps1 in 4Q14 and 2014 reflects resilience of franchise amid challenging macro backdrop, complemented by successful execution of growth initiatives such as UHNWI lending and franchise expansion in emerging markets 4Q14 Wealth Management Client NNA of CHF 4.4 bn; Corporate & Institutional Clients NNA of CHF 3.6 bn; CHF (10.6) bn of NNA in Asset Management due primarily to the completion of a transaction with a new venture in Brazil; 2014 Strategic net new assets remain solid at CHF 36.4 bn 4Q14 Strategic pre-tax income (ex. FVA) of CHF 0.7 bn, up 43% from 4Q13, driving solid Strategic return on regulatory capital (excl. FVA) of 12%; Strategic return on regulatory capital of 17% in 2014, reflecting consistent and solid performance In line with the industry, we introduced Funding Valuation Adjustments (FVA) in 4Q14; as a result, we recorded an initial charge of CHF 279 mn in the quarter, of which CHF 108 mn was in the Strategic business Strong improvement in capital efficiency with reported end-period leverage exposure reduction of USD 62 bn and Basel 3 RWA reduction of USD 10 bn since 3Q14 Robust equity trading results driven by favorable trading environment and increased client activity across products, particularly in Asia; continued momentum in M&A offset by slowdown in underwriting activity; well diversified fixed income franchise benefited from continued strength in Securitized Products and improved Macro results Private Banking & Wealth Management 4Q14 Strategic pre-tax income of CHF 1,007 mn and Strategic return on regulatory capital of 30% Investment Banking 4Q14 Strategic pre-tax income (ex. FVA) of CHF 687 mn and Strategic return on regulatory capital (ex. FVA) of 12% 4Q14 Strategic return on equity of 11% and return on equity of 8% for the overall business Capital and dividend Achieved “Look-through” CET1 ratio of 10.2% at end 4Q14, exceeding the 10% year-end 2014 target Continued momentum in winding down of Non-Strategic portfolio; on track to reach end-2015 targets Recommend cash dividend of CHF 0.70 per share, consistent with the prior year; optional scrip dividend alternative for shareholders who wish to increase their holding in Credit Suisse

Credit Suisse response to SNB actions

Illustrative impact of SNB actions

- **Currency translation impact of CHF (270) mn**
  - Of which IB CHF (125) mn and PB&WM CHF (120) mn
- **Net impact on net interest income in PB&WM**

Illustrative impact of response to SNB actions

- **Expected incremental cost savings from 2015 - 2017**
  - Incremental cost savings of CHF 200 mn by end-2017
  - Expect incremental realignment costs of ~CHF 200 mn to be incurred over 2015-2017 to achieve the full incremental cost savings by end-2017
  - Reduction in future fair value deferred compensation expense of ~CHF 75 mn per annum over next 3 years
- **Expected higher client FX transactional volumes**

Expected further impact from previously announced measures

- **Remainder of Group cost savings from 2011 cost plan of CHF 0.95 bn[2] by end-2015**
- **Growth initiatives already implemented in PB&WM**
  - E.g. enhanced mandates offering, launched a differentiating advisory service; strengthening of our advise-based distribution

Illustrative 2014 pre-tax income impact (CHF mn)



(270)
(20) – (40)
Negative impact: ~CHF (300) mn[1]
+200
+75
+50 -100
Response to SNB actions: +CHF 325 - 375 mn
Net impact of +CHF 25 - 75 mn
Remainder of 2011 cost plan
+950[2]
Growth initiatives
Proactive plan combining cost and growth initiatives expected to restore anticipated profit loss

1 Negative impact of ~CHF (300) mn based on the mid-point of net interest income impact 2 Remainder of cost savings from 2011 cost plan calculated from expense reductions measured at reported FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses

CREDIT SUISSE
February 12, 2015 5

Financial results David Mathers, Chief Financial Officer February 12, 2015 *

Results Overview

	in CHF mn	4Q14	3Q14	4Q13	2014	2013
Strategic	Net revenues	6,000	6,287	6,024	25,126	25,475
	Pre-tax income	**1,449**	**1,622**	**1,461**	**6,790**	**7,173**
	Cost / income ratio	75%	73%	75%	72%	72%
	Return on equity[1]	**11%**	**11%**	**11%**	**12%**	**13%**
	Net new assets[2] in CHF bn	(0.2)	8.8	5.4	36.4	38.0
Non-Strategic	Net revenues	376	250	(104)	689	(258)
	Pre-tax income / (loss)	(271)	(321)	(1,990)	(3,281)	(3,669)
	Pre-tax income significant settlements impact[3]	*(271)*	*(321)*	*(625)*	*(1,663)*	*(2,304)*
Total Reported	Net revenues	6,376	6,537	5,920	25,815	25,217
	Pre-tax income / (loss)	1,178	1,301	(529)	3,509	3,504
	Pre-tax income ex significant settlements impact[3]	*1,178*	*1,301*	*836*	*5,128*	*4,869*
	Net income / (loss) attributable to shareholders	921	1,025	(476)	2,105	2,326
	Diluted earnings / (loss) per share in CHF	0.53	0.61	(0.37)	1.20	1.22
	Return on equity	8%	10%	(5%)	5%	6%
	Return on equity ex significant settlements impact[3]	*8%*	*10%*	*5%*	*8%*	*8%*

1 Return on Equity for Strategic results calculated by dividing annualized Strategic net income by average Strategic shareholders' equity (derived by deducting 10% of Non-Strategic RWA from reported shareholders' equity)
2 Assumes assets managed across businesses relate to Strategic businesses only 3 Excludes pre-tax charges of CHF 765 mn in 4Q13 and 2013 relating to the settlement with the Federal Housing Finance Agency over mortgage-backed securities and pre-tax charge of CHF 600 mn in 2013 and CHF 1,618 mn in 2014 relating to the final settlement of all outstanding U.S. cross-border matters, in Non-Strategic and total reported results

CREDIT SUISSE
February 12, 2015 7

* Results against Key Performance Indicators February 12, 2015 * 1 KPIs measured on the basis of reported results; all data for Core Results 2 Total reported figures exclude pre-tax charge of CHF 1,618 mn relating to the final settlement of all outstanding U.S. cross-border matters in 2014, in Group and PB&WM reported results. Total reported figures are as follows: Group return on equity of 5% in 2014; Group cost / income ratio of 86% in 2014; PB&WM cost / income of 83% for 2014 Key Performance Indicators (KPIs)1 Cost/income ratio < 70% Return on equity > 15% Group Private Banking & Wealth Management Investment Banking Cost/income ratio < 65% NNA growth (WMC) 3-4% through 2015 6% long-term 3.5% 8% 70% 83% Strategic 3.5% 68% 12% 71% 2014 Total excl. settlement2 Cost/income ratio < 70% 79% 72%

PB&WM Strategic with pre-tax income of CHF 1 bn in 4Q14 and CHF 3.7 bn in 2014, up 3%

	in CHF mn	4Q14	3Q14	4Q13	2014	2013
Strategic	Net revenues	3,206	2,939	3,260	12,108	12,434
	Provision for credit losses	39	26	27	112	82
	Compensation and benefits	1,216	1,150	1,242	4,775	5,027
	Other operating expenses	944	891	943	3,495	3,698
	Total operating expenses	2,160	2,041	2,185	8,270	8,725
	Pre-tax income	**1,007**	**872**	**1,048**	**3,726**	**3,627**
	Basel 3 RWA in CHF bn	102	100	89	102	89
	Leverage exposure in CHF bn	369	362	326	369	326
	Cost/income ratio	67%	69%	67%	68%	70%
	Return on regulatory capital [1]	**30%**	**27%**	**35%**	**29%**	**31%**
	Net new assets[2] in CHF bn	(0.2)	8.8	5.4	36.4	38.0
	Assets under management[2] in CHF bn	**1,366**	**1,353**	**1,238**	**1,366**	**1,238**
Non-Strategic	Net revenues	20	186	169	529	1,008
	Total operating expenses[3]	142	116	776	2,156	1,325
	Pre-tax income / (loss)	(125)	71	(624)	(1,638)	(387)
Total	Net revenues	3,226	3,125	3,429	12,637	13,442
	Total operating expenses[3]	2,302	2,157	2,961	10,426	10,050
	Pre-tax income	**882**	**943**	**424**	**2,088**	**3,240**
	Basel 3 RWA in CHF bn	108	107	96	108	96
	Leverage exposure in CHF bn	381	377	348	381	348

4Q14 Strategic results vs. 4Q13

- Pre-tax income of CHF 1.0 bn
- Revenues down 2% due to lower performance fees and lower net interest income partly mitigated by gains on sales, strong loan growth, improved collaboration revenues, and the appreciation of the US dollar
- Slightly lower expenses reflecting efficiency gains, partly offset by the appreciation of the US dollar and slightly higher litigation expenses
  - The increase vs. 3Q14 in expenses includes CHF 14 mn higher seasonal expenses such as marketing and advertising, CHF 23 mn higher regulatory and infrastructure costs and CHF 49 mn higher full year compensation accruals, all partly driven by the appreciation of the US dollar
- Net new assets driven by CHF 9.2 bn outflows relating to Verde Asset Management, a venture in Brazil closely affiliated with Credit Suisse

2014 Strategic results

- Pre-tax income of CHF 3.7 bn, up 3% reflecting significant efficiency improvements, partially offset by lower net interest income
- Operating expenses reduced by CHF 0.5 bn; cost/income ratio improved to 68%
- Increase in RWA reflects loan growth in addition to methodology and FX impacts

1 Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 4Q14, 3Q14, 4Q13, and 2014, and 29% in 2013, and capital allocated based on average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure 2 Assumes assets managed across businesses relate to Strategic businesses only 3 Includes pre-tax charge of CHF 1,618 mn relating to the final settlement of all outstanding U.S. cross-border matters in Non-Strategic and reported total operating expenses in 2014

CREDIT SUISSE February 12, 2015 9

Wealth Management Clients business with 10% growth in pre-tax income in 2014

in CHF mn	4Q14	3Q14	4Q13	2014	2013
Net interest income	695	695	760	2,784	3,050
Recurring commissions & fees	765	744	742	2,967	2,956
Transaction- & perf.-based revenues	600	603	554	2,442	2,438
Other revenues[1]	93	-	-	93	-
Net revenues	**2,153**	**2,042**	**2,056**	**8,286**	**8,444**
Provision for credit losses	10	17	18	60	78
Total operating expenses	**1,566**	**1,489**	**1,572**	**5,966**	**6,316**
Pre-tax income	**577**	**536**	**466**	**2,260**	**2,050**
Cost / income ratio	73%	73%	76%	72%	75%
Net loans in CHF bn	168	164	150	168	150
Basel 3 RWA in CHF bn	51	51	47	51	47
Return on regulatory capital[2]	30%	28%	27%	30%	30%
Net new assets in CHF bn	4.4	5.1	1.7	27.5	18.9
Assets under management in CHF bn	874	864	791	874	791

4Q14 Strategic results vs. 4Q13

- Pre-tax income up 24%, or CHF 111 mn, including gains from the sale of our affluent business in Italy, partial sale of investment in Euroclear and the appreciation of the US dollar
- Non-interest revenues up 5%, despite the significant decrease of Hedging Griffo performance fees
- Expenses stable, with efficiency gains offset by the appreciation of the US dollar and higher litigation expenses
  - The increase vs. 3Q14 includes CHF 13 mn of higher seasonal expenses such as marketing and advertising, CHF 14 mn increase in regulatory and infrastructure costs and CHF 24 mn higher full year compensation accruals, all partly driven by the appreciation of the US dollar

2014 Strategic results

- Pre-tax income up 10%, or CHF 210 mn, with progress made in repositioning select non-profitable businesses in mature markets
- Stable non-interest revenues with lower performance fees
- Net interest income down by 9%, as higher loan income was more than offset by continued impact from the low interest rate environment
- Significant efficiency gains with 6% expense reduction; cost/income ratio 72%
- Consistently high return on capital on an increased capital base supported by loan growth, particularly in UHNWI segment where loan volume increased 39% from 2013 to CHF 39 bn

1 Includes gains from the sale of the affluent business in Italy and Wealth Management Clients' share of the gain on the partial sale of an investment in Euroclear PLC 2 Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 4Q14, 3Q14, 4Q13, and 2014, and 29% in 2013, and capital allocated based on average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure

CREDIT SUISSE
February 12, 2015 10

Wealth Management Clients business with net new assets of CHF 27.5 bn, well diversified across regions

Net new assets in CHF bn



% Annualized net new assets growth rate
4Q14
2014
6.6
3.1%
0.9 2% Americas
1.3 2% Switzerland
3.1 5% EMEA
1.3 4% APAC
2.2
Western European[2] cross-border outflows
4.4
2.0%
Inflows[1]
NNA
4.4%
Inflows[1]
34.9
34.9
2%
8.3
Mature Markets
26.6
9%
Emerging Markets
2.7 2%
Americas
7.4 3% Switzerland
7.5 3% EMEA
17.3 15% APAC
7.4
Western European[2] cross-border outflows
27.5
3.5%
by customer domicile
by management region
NNA

4Q14

- Net new assets of CHF 4.4 bn in seasonally weak 4Q
- EMEA with strong finish to the year, with growth in Eastern Europe and the Middle East
- Solid inflows in Americas and Switzerland from UHNWI client segment
- Asia Pacific with a full year growth rate of 15%; growth rate moderated in 4Q14

2014

- Net new assets of CHF 27.5 bn at 3.5% growth rate well within the near-term target range of 3% to 4%
- Emerging markets continue to be a key growth driver with 9% growth rate
- Strong contribution from UHNWI client segment with net new assets of CHF 20.9 bn at 6% growth rate
- Western European cross-border outflows of CHF 11.4 bn (of which CHF 7.4 bn in the Strategic businesses) vs. CHF 10.5 bn in 2013

EMEA = Europe, Middle East and Africa Emerging/Mature markets by client domicile while regional data based on management areas 1 Excludes Western European cross-border outflows
2 Western European cross-border outflows of CHF 7.4 bn in 2014; additional Western European cross-border outflows of CHF 4.0 bn in Non-Strategic unit in 2014

CREDIT SUISSE February 12, 2015 11

Improvement in net margin; lower interest income, growth in asset base and change in client mix drove gross margin compression

Net margin on AuM in basis points



23
25
27
26
27

Net revenues in CHF mn



Gross margin on AuM in basis points
2,056
104
554
28
742
38
760
38
2,042
97
603
29
744
35
695
33
2,153
99
Other revenues
4
600
28
765
35
695
32
8,444
107
2,438
31
2,956
38
3,050
38
Other revenues
1
8,286
99
2,442
29
2,967
36
2,784
33
4Q13
3Q14
4Q14
2013
2014

4Q13	3Q14	4Q14	2013	2014	
793	846	**870**	788	**833**	**Average assets under management (AuM)** in CHF bn
45%	48%	**48%**	45%	**48%**	**Ultra-high-net-worth clients' share**

Net margin improved to 27bp for both 4Q14 and full-year

- Includes net gains on sales[1] with a benefit of 3bp for 4Q14
- Full year impact from 4Q14 net gains on sales of CHF 72 mn[1] largely offset by CHF 54 mn of certain litigation provisions in 2H14

4Q14 vs. 4Q13

Higher transaction- & performance-based revenues with continued strong collaboration revenues and improved foreign exchange transaction and brokerage income, offset in part by the significant decrease in performance fees

Higher recurring commissions & fees with improved discretionary mandates fees partially offset by lower retrocessions

Lower net interest income reflects higher loan income offsetting the adverse impact of the lower interest rate environment; quarter-on-quarter decline stabilized in 2H14

All data for Wealth Management Clients business   Net margin = Pre-tax income / average AuM   Gross margin = Net revenues / average AuM   1 Gains on sales net of related expenses

CREDIT SUISSE
February 12, 2015   12

Corporate and Institutional Clients with consistent performance

in CHF mn	4Q14	3Q14	4Q13	2014	2013
Net interest income	290	273	278	1,086	1,105
Recurring commissions & fees	112	113	108	460	451
Transaction- & perf.-based revenues	111	107	102	453	455
Other revenues[1]	5	(5)	(3)	(26)	(15)
Net revenues	**518**	**488**	**485**	**1,973**	**1,996**
Provision for credit losses	29	9	9	52	4
Total operating expenses	**269**	**239**	**263**	**1,004**	**1,027**
Pre-tax income	**220**	**240**	**213**	**917**	**965**
Cost / income ratio	52%	49%	54%	51%	52%
Net loans in CHF bn	69	67	62	69	62
Basel 3 RWA in CHF bn	38	37	34	38	34
Return on regulatory capital[2]	19%	21%	20%	21%	23%
Net new assets in CHF bn	3.6	0.9	4.0	5.5	8.8
Assets under management in CHF bn	276	267	250	276	250

4Q14 results vs. 4Q13

- Pre-tax income of CHF 220 mn
- Revenues up 7% driven by higher loan income, recurring revenue growth and gains from the partial sale of investment in Euroclear
- Credit provisions of CHF 29 mn reflect a small number of individual provisions relating to structured trade finance and shipping
- Operating expenses broadly stable vs. 4Q13
  - Higher vs. 3Q14 driven by CHF 9 mn increase in regulatory and infrastructure costs and CHF 17 mn higher full year compensation accruals

Full year 2014 results

- Revenues were stable with higher loan income and strong collaboration revenues, offset by fair value changes on securitization transactions (in other revenues)
- Operating expenses reduced by 2%; cost / income ratio improved to 51%
- Increase in RWA driven by loan growth and FX; increase from methodology changes partly offset by mitigating actions

1 Other revenues in 4Q14 include fair value changes on securitization transactions and the Corporate and Institutional Clients' share of the gain on the partial sale of an investment in Euroclear PLC. Other periods presented include fair value changes on securitization transactions 2 Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 4Q14, 3Q14, 4Q13, and 2014, and 29% in 2013, and capital allocated based on average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure

CREDIT SUISSE February 12, 2015 13

Asset Management with stable cost / income ratio despite lower performance fees compared to a strong 2013

in CHF mn	4Q14	3Q14	4Q13	2014	2013
Recurring commissions & fees	300	292	299	1,174	1,147
Transaction- & perf.-based revenues	265	117	481	692	925
Other revenues	(30)	-	(61)	(17)	(78)
Net revenues	**535**	**409**	**719**	**1,849**	**1,994**
Total operating expenses	**325**	**313**	**350**	**1,300**	**1,382**
Pre-tax income	**210**	**96**	**369**	**549**	**612**
Cost / income ratio	61%	77%	49%	70%	69%
Fee-based margin in basis points	57	42	87	48	58
o/w recurring fee-based margin	36	36	39	36	38
Basel 3 RWA in CHF bn	13	12	9	13	9
Return on regulatory capital[1]	81%	40%	220%	61%	87%
Net new assets in CHF bn	(10.6)	3.3	(0.5)	3.7	15.0
Assets under management in CHF bn	388	391	352	388	352

4Q14 results vs. 4Q13

- Solid pre-tax income of CHF 210 mn
- Lower year-end performance fees (down CHF 167 mn) and lower private equity carried interest (down CHF 27 mn)
- Expenses down 7% vs. 4Q13 with benefit from cost savings and lower commission expenses
- Net new assets driven by CHF 9.2 bn outflows resulted from the change of management of funds from Hedging Griffo to a new venture in Brazil, Verde Asset Management, in which we have a significant investment

Full year 2014 results

- Strong pre-tax income of CHF 549 mn, down 10% reflecting lower annual and semi-annual performance fees (down CHF 214 mn)
- Recurring fees increased by 2%; recurring fee-based margin slightly down
- Expenses down CHF 82 mn, or 6%; cost / income ratio higher at 70% due to drop in performance fees
- Excluding the outflows in Brazil, net new assets were slightly lower than the strong 2013, with solid inflows in both alternative and traditional products offset by outflows in fixed income and equity products

1 Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 4Q14, 3Q14, 4Q13, and 2014, and 29% in 2013, and capital allocated based on average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure

CREDIT SUISSE February 12, 2015 14

Continued progress in winding down our Non-Strategic portfolio

Basel 3 RWA in CHF bn



8
7
(1)
(25%)
6
(17%)
5
4Q13[1]
3Q14
Business reductions
4Q14
Year-end 2015 target

Leverage Exposure in CHF bn



22
14
(3)
(50%)
11
(64%)
4
4Q13
3Q14
Business reductions
4Q14
Year-end 2015 target

in CHF mn	4Q14	3Q14	4Q13	2014	2013
Select onshore businesses	3	122	28	169	164
Legacy cross-border businesses	35	38	52	158	203
AM divestitures and discontinued operations	(29)	12	54	155	534
Other Non-Strategic positions & items	11	14	35	47	107
Net revenues [2]	**20**	**186**	**169**	**529**	**1,008**
Provision for credit losses	3	(1)	17	11	70
Total operating expenses	**142**	**116**	**776**	**2,156**	**1,325**
o/w US litigation provisions	*-*	*-*	*600*	*1'618*	*600*
o/w realignment expenses [3]	*59*	*24*	*50*	*136*	*109*
Pre-tax income	**(125)**	**71**	**(624)**	**(1,638)**	**(387)**
Pre-tax income excl. US litigation provisions	*(125)*	*71*	*(24)*	*(20)*	*213*
Net new assets in CHF bn	(2.8)	(1.4)	(1.0)	(8.2)	(5.9)

4Q14 results

- Lower revenues reflecting investment related losses within Non-Strategic Asset Management businesses
- Operating expenses were higher compared to 3Q14 reflecting higher realignment expenses

Full year 2014 results

- Operating expenses included the CHF 1,618 mn charge in 2Q14 relating to the final settlement of all outstanding US cross border matters
- Basel 3 RWA down 25%, Leverage exposure down 50%

Note: Risk-weighted asset and leverage exposure goals are measured on constant FX basis and are subject to change based on future FX movements 1 4Q13 RWA includes CHF 2 bn external methodology impact in 1Q14 2 Includes gains on sales of CHF 265 mn in 2013 (CHF 146 mn from our ETF business, CHF 91 mn from Strategic Partners and CHF 28 mn from JO Hambro) and CHF 200 mn in 2014 (CHF 91 mn from CFIG and CHF 109 mn from our domestic private banking business booked in Germany) 3 Realignment expenses in PB&WM relating both to continuing operations and operations treated as discontinued at the Group level

CREDIT SUISSE
February 12, 2015 15

Improved 2014 Investment Banking returns reflect strength of diversified franchise with stable revenues and increased capital efficiency

	in CHF mn	4Q14	3Q14	4Q13	2014	2013
Strategic	Net revenues[1]	2,748	3,419	2,781	13,087	13,096
	Provisions for credit losses	14	29	4	38	7
	Compensation and benefits	1,137	1,412	1,322	5,494	5,267
	Other operating expenses	1,018	983	974	3,811	3,928
	Total operating expenses	2,155	2,395	2,296	9,305	9,195
	Pre-tax income	**579**	**995**	**481**	**3,744**	**3,894**
	Basel 3 RWA USD bn	151	159	154	151	154
	Leverage exposure USD bn	730	791	748	730	748
	Cost/income ratio	78%	70%	83%	71%	70%
	Return on regulatory capital[2]	**10%**	**17%**	**9%**	**17%**	**17%**
Non-Strategic	Net revenues[1]	(294)	(116)	(113)	(572)	(531)
	Total expenses[3]	273	363	932	1,065	1,644
	Pre-tax income / (loss)	**(567)**	**(479)**	**(1,045)**	**(1,637)**	**(2,175)**
	Basel 3 RWA USD bn	10	12	21	10	21
	Leverage exposure USD bn	64	66	88	64	88
Total	Net revenues[1]	2,454	3,303	2,668	12,515	12,565
	Total expenses[3]	2,442	2,787	3,232	10,408	10,846
	Pre-tax income	**12**	**516**	**(564)**	**2,107**	**1,719**
	Basel 3 RWA USD bn	161	171	175	161	175
	Leverage exposure USD bn	794	856	836	794	836
	Return on regulatory capital[2]	**--**	**8%**	**(9%)**	**9%**	**7%**

4Q14 results

- Results include initial FVA of CHF 279 mn reflecting Strategic FVA of 108 mn and Non-Strategic FVA of 171mn
- Strategic return on regulatory capital of 12% excluding FVA
- Consistent Strategic revenues amid increased market volatility highlights stability of diversified franchise
- Improved overall capital efficiency vs. 3Q14; reduced leverage exposure by USD 62 bn and RWA by USD 10 bn

Full year 2014 results

- Stable Strategic revenues and improved capital efficiency driving strong Strategic return on regulatory capital of 17%, excluding FVA
- Total expenses declined 4% reflecting significantly lower litigation expenses
  - Strategic expenses stable as increase in deferred and variable compensation expenses offset continued progress in infrastructure initiatives and other operating expenses
- Significant progress in wind-down of Non-Strategic unit resulting in 51% reduction in RWA and 27% reduction in leverage exposure

Note: Rounding differences may occur with externally published spreadsheets 1 Strategic revenues include FVA impact of CHF (108) mn in 4Q14 and 2014 and Non-Strategic revenues include FVA impact of CHF (171) mn in 4Q14 and 2014 2 Return on regulatory capital is based on after-tax income denominated in US dollars and assumes tax rates of 28% in 2013 for the Strategic business and 26% for total Investment Banking, and of 30% in 4Q14, 3Q14, 2014 and that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure 3 Includes provisions for credit losses, compensation and benefits and other expenses

CREDIT SUISSE February 12, 2015 16

Stable 4Q14 Fixed Income revenues in volatile markets; diversified yield franchise driving full year growth

Fixed Income sales & trading and underwriting excluding FVA – Strategic Revenues in CHF mn



Debt underwriting
Fixed Income sales and trading
1,277
483
794
2,070
519
1,551
1,255
307
948
7,134
1,902
5,232
7,330
1,777
5,553
4Q13
3Q14
4Q14[1]
2013
2014[1]

Fixed Income sales & trading and underwriting - Strategic revenues **USD mn**				
1,418	2,227	1,292[1]	7,701	8,024[1]

Compared to 4Q13[1]

- Fixed income franchise revenues declined 2% excluding FVA of CHF 96 mn; strong sales and trading results, up 19%, offset by challenging underwriting revenues, down 36%, in volatile markets
- Significant revenue increase in high-returning Securitized Products franchise driven by continued strength in #1 ranked asset finance business[2]
- Lower Credit revenues primarily driven by weak high yield underwriting performance in the US and Europe consistent with industry volumes; lower trading results given reduced client activity
- Modest decline in Emerging Markets revenues reflecting strength in EMEA offset by weakness in Latin America
- Improved Macro revenues in both Rates and FX, from subdued levels, driven by higher client activity and volumes

Compared to full year 2013

- Market-leading yield franchises driving revenue growth and generating returns above Investment Banking average
  - Strong Securitized Products performance driven by growth across products and sustained leading market share
  - Well-balanced Emerging Markets franchise reflecting higher financing client activity across regions
  - Credit franchise delivered stable revenues reflecting diversification across products and regions

Note: Underwriting revenues are also included in the total Fixed Income franchise view
1 Fixed income sales & trading and underwriting revenues exclude FVA impact of CHF 96 mn and USD 99 mn
2 Source: Thomson/IFR for ABS and MBS

CREDIT SUISSE February 12, 2015 17

* Higher Equities revenues reflecting strength and stability of market leading franchise February 12, 2015 Note: Underwriting revenues are also included in the total Equity franchise view 1 Equity sales & trading and underwriting revenues exclude FVA impact of CHF 13 mn and USD 14 mn Compared to 4Q13 Equity franchise revenue increased reflecting strong performance in Asia, more favorable trading environment and increased client activity Higher Prime Services revenue from client portfolio optimization and increased trading and clearing activity Diversified Derivatives franchise delivering continued revenue momentum through expansion into growth markets, notably Asia Cash Equities results reflect higher commission revenue, across all regions, due to higher market volumes Lower Equity Underwriting revenue reflecting a decline in industry-wide fees across all regions Compared to Full Year 2013 Strong growth in Prime Services, Derivatives and Equity Underwriting offset by challenging trading activity Continued growth in Asia following strong 2013 performance which benefited from quantitative easing in Japan 1,490 1,383 1,4931 6,071 6,0021 Equity sales & trading and underwriting - Strategic revenues USD mn Equity underwriting Equity sales and trading 1 1 Equity sales & trading and underwriting excluding FVA – Strategic Revenues in CHF mn

Underwriting & Advisory results reflect continued momentum in M&A offset by slowdown in underwriting activity

Underwriting & Advisory – Strategic Revenues in CHF mn



Advisory
Equity underwriting
Debt underwriting
950
194
273
483
903
170
214
519
750
238
205
307
3,325
658
765
1,902
3,396
749
870
1,777
4Q13
3Q14
4Q14
2013
2014

Underwriting & Advisory - Strategic revenues **USD mn**				
1,057	975	771	3,603	3,706

Compared to 4Q13

- M&A revenues increased 23% vs. 4Q13 driven by higher industry activity; revenues up 40% from 3Q14 with higher announced market share reflecting continued franchise momentum
- Equity Underwriting results reflect lower IPOs and follow-ons revenues consistent with decline in overall market issuance due to increased market uncertainty
- Decrease in Debt Underwriting revenues reflect reduced leveraged finance underwriting activity in the US and EMEA driven by less favorable environment

Compared to Full Year 2013

- Well-balanced portfolio, across regions and products, driving consistent revenue growth and robust franchise profitability and returns, despite increased volatility in 4Q14
- Higher Advisory results reflecting more favorable market conditions including increased cross border M&A activity and corporate activism
- Higher Equity Underwriting revenues, up 14%, driven by landmark IPO activity; advanced to #4 rank in global IPOs[1]
- Lower Debt Underwriting results primarily driven by weakness in structured lending in emerging markets and significantly lower leveraged finance performance in 4Q14

Note: Underwriting revenues are also included in the views of Fixed Income and Equity franchise revenues on slides 17 and 18, respectively

1 Dealogic

CREDIT SUISSE
February 12, 2015 19

Continued progress in wind-down of Non-Strategic RWA and Leverage Exposure

Basel 3 RWA in USD bn



(52%)
(40%)
21
20
14
12
(2)
10
6
4Q13
1Q14
2Q14
3Q14
Business impact & other[1]
4Q14
Year-end 2015 target

Non-Strategic unit in CHF mn	**4Q14**	3Q14	4Q13	**2014**	2013
Net revenues	**(294)**	**(116)**	**(113)**	**(572)**	**(531)**
o/w FVA	*(171)*	-	-	*(171)*	-
o/w Legacy Funding	*(33)*	*(34)*	*(93)*	*(148)*	*(382)*
o/w Other Funding	*(60)*	*(51)*	*(89)*	*(208)*	*(333)*
Total expenses[2]	273	363	932	1,065	1,644
Pre-tax income	**(567)**	**(479)**	**(1,045)**	**(1,637)**	**(2,175)**
o/w Litigation-related	*(115)*	*(227)*	*(855)*	*(547)*	*(1,314)*

Note: Risk-weighted asset and leverage exposure goals are measured on constant FX basis and are subject to change based on future FX movements. Rounding differences may occur with externally published spreadsheets

1 Includes business impact, internally driven methodology and policy impact and FX movements

2 Includes provisions for credit losses

Leverage Exposure in USD bn



(27%)
(63%)
88
80
77
66
(2)
64
24
4Q13
1Q14
2Q14
3Q14
Business impact & other
4Q14
Year-end 2015 target

Compared to 3Q14

- Higher pre-tax income losses than 3Q14 reflecting:
  - Increased negative net revenues resulting from FVA recognition of CHF 171 mn; excluding FVA, negative net revenues in line with 3Q14
  - Lower RWA exit costs relative to long term exit costs of 2-3% of RWA
  - Lower litigation expenses
- Continued progress in winding-down capital positions; on-track to meet RWA and leverage exposure reduction targets by end-2015
  - Reduced RWA by USD 2 bn to USD 10 bn from 3Q14
  - Reduced leverage exposure by USD 2 bn from 3Q14
- Executed sale of commodities portfolio; RWA and leverage exposure position reductions to be substantially completed in 2015

CREDIT SUISSE
February 12, 2015 20

Solid return on regulatory capital from Strategic businesses * February 12, 2015 Investment Banking after-tax return on regulatory capital (USD-denominated) Note: Return on regulatory capital is based on after-tax income denominated in US dollars and assumes tax rates of 28% in 2013 for the Strategic business and of 30% in 2014 for both the Strategic business and total Investment Banking and that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure 1 Excludes FVA of USD 113 mn in Strategic business 2 Includes FVA of USD 178 mn in Non-Strategic business 3 Other includes impact of Non-Strategic revenue losses excluding funding charges, Non-Strategic operating expenses excluding litigation and capital impact Compared to 2013 Stable and consistent Strategic return on regulatory capital of 17% for 2014 excluding FVA of USD 113 mn; overall return on regulatory capital of 10% excluding FVA of USD 291 mn Strategic expenses increased 2% in USD from 2013 as higher deferred compensation from prior year awards, variable compensation and litigation expenses offset cost reductions from infrastructure initiatives Wind-down of Non-Strategic unit driving improved Investment Banking returns Strategic 2013 Revenue (excluding FVA1) and Capital impact Cost impact 2014 Strategic IB excluding FVA Non-Strategic including FVA2 Reported Total IB Litigation Funding Other2,3 Strategic FVA impact Reported Strategic IB

Estimated BCBS leverage exposure progression to end-2015 February 12, 2015 * BCBS leverage amounts are calculated based on our interpretation of, and assumptions and estimates related to, the BCBS requirements as implemented by FINMA that are effective for 1Q15, and the application of those requirements on our 4Q14 results. Changes in these requirements or any of our interpretations, assumptions or estimates would result in different numbers from those shown here Estimated BCBS leverage exposure progression to end-2015 Investment Banking Leverage Exposure USD in billions Strategic Non-Strategic Significant progress in reducing leverage exposure by USD 62 bn vs. 3Q14 mainly driven by business reductions in the strategic business (20-22%) Target USD 150-170 bn of leverage exposure reduction by end 2015 USD 21 bn decrease from BCBS definition impact, post-mitigation measures 1 1 Excludes reductions in Non-Strategic We expect USD 150 bn – 170 bn in reductions through 2015 to be delivered relatively equally from: Clearing-based initiatives and increased efficiencies from compression of trades Planned reductions in the Non-Strategic unit and optimization of liquidity and funding requirements Continued client optimizations across Investment Banking businesses Further business optimizations including planned reductions in Macro

Illustrative impact of SNB action and Credit Suisse response; update on capital progress and targets February 12, 2015 *

Illustrative impact of the SNB actions

On January 15, the SNB took the unexpected action to remove the minimum exchange rate of CHF 1.20 per Euro and lowered the interest rate on sight deposit balances by 50 basis points to -0.75%. This happened after Credit Suisse's 2014 year end and had no impact on our 2014 results. However, due to the structure of our business and financial reporting, the moves have ongoing consequences. Mitigating management measures have been initiated.

Illustrative impact of the SNB actions on Group Pre-tax income in CHF mn



Private Banking & Wealth Management
Investment Banking & Corporate Center
5,128
(260)
(160)
IB: (130)
CC: (30)
+140
+10
IB: +5
CC: +5
(20) – (40)
~4,828[2]
Illustrative net FX translation impact of ~(270)
Adjusted 2014 Pre-tax income[1]
PB&WM revenue
IB + CC revenue
PB&WM expense
IB + CC expense
Illustrative net interest income impact
Illustrative SNB impact on pre-tax income
Illustrative FX translation impact

Illustrative impact and implications of SNB actions

- **FX translation impact**
  - Reflects mostly the weakening of the EUR/CHF rate; prevailing USD/CHF exchange rate is largely unchanged vs. the average in 2014
- **Net Interest Income in PB&WM**
  - Net negative impact of CHF 20 - 40 mn from lower CHF interest rates on non-maturing products and fixed term deposits, partially offset by client rate adjustments

Illustrative impact of ~CHF (300) mn[2] from SNB actions on 2014 pre-tax income

1 Adjusted 2014 pre-tax income excludes CHF 1,618 mn in 2014 relating to the final settlement of all outstanding U.S. cross-border matters from reported results 2 Represents the midpoint of illustrative net interest income impact range of CHF 20 – 40 mn

CREDIT SUISSE February 12, 2015 24

Expect to fully offset the adverse impact of the SNB actions by 2017

Illustrative cumulative impact of Credit Suisse response and previously-announced measures on Group pre-tax income in CHF mn



Illustrative SNB pre-tax income impact
2015 incremental cost savings
Client FX hedging volumes
Illustrative post-mitigation pre-tax income impact
2016-17 incremental cost savings
Illustrative post-addt'l savings pre-tax income impact
Impact of all measures including the completion of the 2011 cost plan
Remainder of 2011 cost plan of +950
+200
~25 - 75
+10
+65
+75
+50 - 100
~(125) – (175)
3% of 2014 Group PTI¹
6% of 2014 Group PTI¹
~(300)
Private Banking & Wealth Management
Investment Banking
Group-wide

Illustrative impact of response to SNB actions

- **Expected 2015 incremental cost savings**
  - CHF 75 mn per annum reduction in future deferred compensation from lower fair value of future deferred compensation
- **Expected higher client FX transactional volumes**
  - A floating EUR creates additional hedging needs and potentially higher trading volumes for our clients with CHF 50-100 mn of benefit per annum
- **Expected 2016-17 incremental cost savings**
  - Incremental cost savings of CHF 200 mn by end-2017
  - Driven by planned improved alignment of CHF cost base with CHF revenues and offshoring of support roles
  - Incremental realignment costs of ~CHF 200 mn to be incurred over 2015-2017 to achieve the full incremental cost savings by end-2017

Expect further impact from previously-announced measures

- **Remainder of cost savings by end-2015**
  - Remaining cost savings from 2011 cost plan of CHF 0.95 bn[2] with CHF 0.25 bn in PB&WM, CHF 0.25 bn in IB and >CHF 0.4 bn in infrastructure
- **Growth initiatives already implemented**
- **Additional strategic opportunities**

1 Excludes pre-tax charges of CHF 1,618 mn in 2014 relating to the final settlement of all outstanding U.S. cross-border matters; illustrative impact calculated based on the midpoint of net interest income impact range of CHF 20 – 40 mn 2 Remainder of cost savings from 2011 cost plan calculated from expense reductions measured at reported FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses

CREDIT SUISSE February 12, 2015 25

"Look-through" CET1 ratio of 10.2%, surpassing year-end 2014 target

IB Basel 3 risk-weighted assets (USD bn)


Non-Strategic IB
Strategic IB
171
12
159
Non-Strategic
(2)
Strategic
(8)
161
10
151
3Q14
4Q14

PB&WM Basel 3 risk-weighted assets (CHF bn)


Non-Strategic PB&WM
Strategic PB&WM 1
123
7
116
Strategic
+2
Non-Strategic
(1)
124
6
118
3Q14
4Q14

Group Basel 3 "look-through" risk-weighted assets (CHF bn), **CET1 ratio** ("look-through", %)


9.8%
286
+5
FX
impact
--
PB&WM
(7)
Investment
Banking
10.2%
284
3Q14
4Q14

4Q14 Basel 3 risk-weighted assets


6%
56%
38%
PB&WM
IB
ShS / CC

Comments

- CET1 ratio over 2015-2017 expected to increase from 10.2% due to retention of equity to meet potential higher Swiss leverage requirements
- Continued RWA discipline with increased allocation of capital from the IB to PB&WM
- PB&WM RWA increased by CHF 12 bn from 4Q13 to 4Q14
- Group RWA expected to be in the range of CHF 250 – 260 bn by end-2016 with further wind-down in the Non-Strategic portfolio; in the longer term, may anticipate inflation in RWA outlook given planned BCBS changes

Note: Rounding differences may occur with externally published spreadsheets

1 Includes Strategic PB&WM and Corporate Center risk-weighted assets

CREDIT SUISSE
February 12, 2015 26

Revised leverage targets reflect continued regulatory developments and impact from the SNB actions

Group leverage exposure (end period, CHF bn)


1,225
Exposure Add-ons[1]
271
Balance sheet assets (US GAAP)
954
(51) Business reductions
+24 FX impact
1,198
277
921
(31) Net BCBS definition impact
1,167
930 - 950
Reported 3Q14
Reported 4Q14[2]
Estimated 4Q14 BCBS equivalent[2]
End-2015 BCBS target[3]

Leverage Ratio ("look-through", %)


Swiss Total Capital
Tier-2 instr. - Low trigger
High trigger
Tier-1 instruments
CET1
3.8%
3.3%
2.3%
27.9
3.9%
3.3%
2.4%
28.9
4.0%
3.4%
2.5%
28.9
~4.5%
~4.0%
~3.0%
Swiss Total Lev. ratio
BIS Tier 1 Lev. ratio
BIS CET1 Lev. ratio
Reported 3Q14
Reported 4Q14
Estimated 4Q14 Based on BCBS equiv. leverage[4]
End-2015 Based on BCBS target

Comments

- Targeting a "look-through" BCBS Tier-1 leverage ratio of 4%, of which "look-through" CET1 leverage of 3%
- Revised end-2015 BCBS equivalent leverage target of CHF 930-950 bn denotes a further CHF 50-70 bn reduction from prior leverage target of CHF 1,050 bn (= CHF 1,000 bn adjusted to current FX[3])

2014 dividend of CHF 0.70 proposed with scrip alternative offered; going forward dividend distribution targeted at 50% of net income provided "look-through" CET1 capital ratio exceeds 10% and "look-through" CET1 leverage ratio exceeds 3%

CET1 = Common equity tier 1 BCBS leverage amounts are calculated based on our interpretation of, and assumptions and estimates related to, the BCBS requirements as implemented by FINMA that are effective for 1Q15, and the application of those requirements on our 4Q14 results. Changes in these requirements or any of our interpretations, assumptions or estimates would result in different numbers from those shown here

1 Off-balance sheet exposures and regulatory adjustments 2 End-2014 FX rates of USD/CHF:0.99, EUR/CHF:1.20 3 Adjustments assume post SNB actions FX rates of USD/CHF:0.92 and EUR/CHF:1.04 (FX rate as of close-of-business Jan 30, 2015; source: Bloomberg) 4 Calculated based on end-4Q14 BCBS equivalent

CREDIT SUISSE February 12, 2015 27

Summary Brady W. Dougan, Chief Executive Officer February 12, 2015 *

Further progress on strengthening our capital ratios Strong capital generation with “look-through” CET1 ratio at 10.2% at year end 4Q14, a 70bps improvement over the 9.5% level at the end of 2Q14 post the impact of the US cross-border settlement Targeting approximately CHF 230 bn of BCBS leverage exposure reduction and expected to bring our “look-through” CET1 leverage ratio to ~3% by year-end 2015 Executing on > CHF 4.5 bn cost savings plan and run down of Non-Strategic units Delivered CHF 3.5 bn of cost savings by year-end 2014 with the remaining > CHF 1 bn in cost savings from the 2011 program expected to be achieved by year-end 2015 Continued progress in winding down of the Non-Strategic units with risk weighted assets reduced by 43%1 in 2014; targeting a further 38% reduction by year end 2015 Announced mitigation measures expected to more than offset the implications of the SNB actions ~CHF 125 - 175 mn of illustrative negative impact of SNB actions on pre-tax income post mitigation; expected to be more than offset by incremental cost savings and the benefits of previously announced cost measures and revenue initiatives We plan to continue to execute on our strategy and are well positioned for the future We plan to concentrate on growing our PB&WM franchise and focus on our high returning IB businesses Recommend cash dividend for 2014 of CHF 0.70 per share with optional scrip dividend alternative; committed to returning 50% of net income to shareholders provided “look-through” CET1 ratio >10% and “look-through” CET1 leverage ratio > 3% * Credit Suisse 4Q14 Key messages February 12, 2015 1 Includes 1Q14 RWA methodology change impact; Investment Banking Non-Strategic RWA restated for 4Q13 for commodities trading exit

Supplemental slides Slide Group and divisional capital and return profile 31 Capital ratios progression 32 Leverage ratios progression 33 Non-Strategic capital update 34 Non-Strategic run-off profile 35 Continued success from UHNWI lending initiative 36 Strategic Investment Banking return profile 37 Total Investment Banking results in USD 38 Strategic Investment Banking results in USD 39 Investment Banking Strategic Basel 3 RWA movement 40 Annualized expense savings through 2014 41-43 Currency mix (Group, PB&WM, IB, capita metrics) 44-46 Collaboration revenues 47 Shareholders’ equity and “look-through” CET1 capital breakdown 48 Reconciliation of return on equity, return on tangible equity and return on regulatory capital 49

February 12, 2015 * Accelerated move to more balanced business mix and further operating efficiency to drive returns improvement Strategic Capital end period in CHF bn All financials and return calculations above based on reported results 1 Return on regulatory capital is based on after-tax income and assumes tax rates of 25% in 2011, 2012 and 1Q13 and 30% thereafter and that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets prior to 2013 and the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure from 2013 onwards. Return on regulatory capital is different from externally disclosed Return on Equity. PB&WM and Group returns calculated based on CHF denominated financials; IB returns based on USD denominated financials Return on regulatory capital1 Private Banking & Wealth Management Capital end period in USD bn Investment Banking Capital end period in CHF bn Return on regulatory capital1 Group Return on regulatory capital1 (2)% Strategic Strategic Strategic Strategic Healthy returns demonstrate effectiveness of repositioned capital-efficient business model 1,138 Leverage exposure Basel 3 RWA

Achieved “look-through” CET1 ratio of 10.2%, above end-2014 target February 12, 2015 * “Look-through” Basel 3 capital ratios Total Capital1 BIS CET1 High-trigger capital instruments Low-trigger capital instruments 4.1%4 Swiss Total Capital Leverage Ratio 3.9% 9.6% 3Q12 3Q14 Current Credit Suisse requirements by 1.1.19 13.2%3 16.5%2 13.0% 17.05%4 CET1 = Common equity tier 1 1 Includes USD 3 bn Tier 1 participation securities prior to 4Q13 (with a haircut of 20%) and none thereafter 2 Includes issued high-trigger capital instruments of CHF 8.7 bn and CHF 8.9 bn as of 3Q14 and 4Q14, respectively and issued low-trigger capital instruments of CHF 9.0 bn and CHF 9.4 bn as of 3Q14 and 4Q14, respectively 3 Swiss CET1+ high-trigger capital ratio. 4 Excludes countercyclical buffer required as of September 30, 2013. The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business and is subject to potential capital rebates that may be granted by FINMA. For 2015, FINMA increased our 2019 progressive component requirement from 3.66% to 4.05% due to the latest assessment of relevant market shares, which leads to a total capital ratio requirement of 17.05% and a Swiss Total Capital leverage ratio requirement of 4.09% 4Q14 12.7%3 15.8%2 3.8%

Leverage ratios within reach of 2019 requirement

Leverage calculation "Look-through"

in CHF bn	2Q14 Lev. ratio[1]	3Q14 capital	3Q14 Lev. ratio[1]	4Q14 capital	4Q14 Lev. Ratio[1]
CET1 Leverage ratio	2.3%	**27.9**	2.3%	**28.9**	2.4%
Add: Tier 1 high-trigger capital instruments		6.0		6.2	
Add: Tier 1 low-trigger capital instruments		4.9		5.1	
BIS Tier 1 Leverage ratio	3.2%	**38.8**	3.3%	**40.2**	3.3%
Deduct: Tier 1 low-trigger capital instruments		(4.9)		(5.1)	
Add: Tier 2 high-trigger capital instrument		2.6		2.7	
SNB Loss Absorbing Lev. Ratio	3.0%	**36.6**	3.1%	**37.8**	3.1%
Add: Tier 1 low-trigger capital instruments		4.9		5.1	
Add: Tier 2 low-trigger capital instruments		4.1		4.3	
BIS Total Capital Leverage ratio	3.8%	**45.5**	3.8%	**47.2**	3.9%
Add: Swiss regulatory adjustments		(0.1)		(0.2)	
Swiss Total Capital Leverage ratio	3.7%	**45.4**	3.8%	**47.0**	3.9%

2019 Swiss Total Capital Leverage ratio requirement: **4.1%**[2]

- "Look-through" CET1 Leverage ratio improved to 2.4%; "look-through" BIS Total Capital Leverage ratio and Swiss Total Capital Leverage ratio both improved to 3.9%
- Committed to "look-through" Swiss Total Capital Leverage ratio target of ~4.5% by end 2015, implying a "look-through" CET1 leverage ratio of ~3.0%

Rounding differences may occur
1 Leverage ratios based on total Swiss "look-through" average leverage exposure of CHF 1,145 bn in 2Q14, CHF 1,191 bn in 3Q14 and CHF 1,213 bn in 4Q14 2 The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business and is subject to potential capital rebates that may be granted by FINMA. For 2015, the 2019 progressive capital component was increased by FINMA to 4.05% (compared to 3.66% in 2014) due to the latest assessment of relevant market shares

CREDIT SUISSE
February 12, 2015 33

Non-Strategic capital update February 12, 2015 * 30 Private Banking & Wealth Management Investment Banking1 1Q14 RWA methodology change impact2 (IB, PB&WM) 4Q13 Year-end 2015 target 3Q14 (38%) Basel 3 RWA1 in CHF bn (65%) Leverage Exposure1 in CHF bn 18 10 24 100 77 26 28 3 Note: For Investment Banking’s year-end 2015 target, period end 3Q13 spot CHF/USD of 0.90 was used when the CHF target was fixed. Rounding differences may occur with externally published spreadsheets 1 Investment Banking Non-Strategic RWA and leverage exposure restated for prior quarters for commodities trading exit 2 Reflects major external methodology changes only 3 Includes 2014 adverse model change Continued progress in deleveraging, with a CHF 25 bn reduction compared to 4Q13; targeting a further 65% reduction by end-2015 Continued progress in RWA reductions with a 43% reduction since 4Q13; targeting a further 38% reduction by end-2015 4Q14 16 4Q13 Year-end 2015 target 3Q14 4Q14 75 21 12 6 Investment Banking Basel 3 RWA USD bn 10 88 66 24 64 Investment Banking leverage exposure USD bn

Non-Strategic run-off profile expected to significantly reduce pre-tax income drag over time

4Q14 Non-Strategic Pre-tax income in CHF mn


4Q14 Non-Strategic pre-tax loss
Movements in credit spreads on own liabilities
Realignment costs & IT architecture simplification
Corporate Center adjustments related to sale of business
Sale of business & other restructuring
Funding valuation adjustment
Legacy funding costs & other restructuring[1]
Remaining Non-Strategic pre-tax drag
(271)
(324)
288
(384)
59
171
64
(397)

Corporate Center

- Impact driven by volatility in own credit spreads, as well as the size of the portfolio carried at fair value
- Realignment costs and IT architecture simplification expected to continue through remainder of cost reduction program
- Includes real estate gains and small residual accounting impact from sale of domestic private banking business booked in Germany

Private Banking & Wealth Mgmt.

- Includes small restructuring costs
- Also includes small residual impact from sale of domestic private banking business booked in Germany

Investment Banking

- Includes initial transitional FVA adoption charge; amount expected to reduce hereafter
- Legacy funding cost reduction on track; step down by ~50% from CHF 439 mn in 2013[1] and expected remain relatively stable until full run-off at the end 2018

Corp. Center
PB&WM
IB

Includes CHF 115 mn of certain legacy litigation provisions & fees; continue to work towards resolution of legacy litigation matters

~CHF 140 mn predominately relates to FID wind down (ex FVA) and Legacy Rates (ex FVA), which will be targeted for accelerated wind down

Remaining pre-tax drag expected to be reduced by CHF 38 mn[2] from incremental cost savings (target >CHF 4.5 bn by end 2015)

Note: The ultimate cost of the relevant legal proceedings in the aggregate over time may significantly exceed current litigation provisions

1 Includes CHF 22 mn and CHF 57 mn of legacy funding costs in Corporate Center in 4Q14 and 2013, respectively. Includes CHF 8 mn of restructuring costs in Investment Banking in 4Q14

2 CHF 38 mn represents quarterly pro-rata cost savings of further CHF 150 mn of expenses to be achieved by end 2015

CREDIT SUISSE
February 12, 2015 35

February 12, 2015 * 0.9 5.6 2013 2014 CHF 5.6 bn by region Asia Pacific 1.5bn Emerging EMEA 1.2bn Latin America 0.6bn Net new lending to ultra-high-net-worth-individuals (UHNWI) client segment in Wealth Management Clients in CHF bn Emerging EMEA = Eastern Europe, Middle East and Africa Net new lending of CHF 5.6 bn in 2014 Loan volume up 39% to CHF 39 bn 4Q14 with continued strong net new lending of CHF 1.7 bn with growth across all regions Utilizing dedicated Sales & Trading Services platform and extended product capabilities for non-standard lending (e.g. real estate, hedge fund and other illiquid collateral) UHNWI loan interest margins exceed 100 bps and are accretive to overall revenue margin for the UHNWI segment Western Europe 0.6bn Switzerland 0.9bn North America 0.8bn 28.1 39.0 Loan volume in CHF bn Continued success from UHNWI lending initiative

* February 12, 2015 Solid returns driven by continued momentum in market-leading Strategic businesses % of 4Q14 IB capital base1 Improved market conditions to drive returns and profitability 14% (vs. 14% in 3Q14) 21% (vs. 21% in 3Q14) 65% (vs. 65% in 3Q14) Rolling four quarters return on regulatory capital3 High Credit Suisse market share position Low Majority of capital allocated to market leading businesses Strong returns in market leading businesses from continued market share momentum Optimize risk and capital utilization across the franchise 1 Percent of capital base (based on internal reporting structure) reflects hybrid capital which is defined as average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure at quarter-end 3Q14 vs. quarter-end 4Q14 for Strategic businesses 2 Global Macro Products includes Rates and FX franchises 3 Presentation based on internal reporting structure Bubble size reflects relative capital usage at end of 4Q14 Investment Banking Equities Fixed Income Return on regulatory capital improved vs. 3Q14 rolling four quarter return Return on regulatory capital declined vs. 3Q14 rolling four quarter return High * No indicator reflects stable return on regulatory capital vs. 3Q14 rolling four quarter return Strategic businesses (market share position vs. return on regulatory capital) Differentiated cross-asset macro platform to improve returns Improved capital efficiency in macro Cash Equities

Total Investment Banking results in USD

in USD mn	4Q14	3Q14	4Q13	4Q14 vs. 3Q14	4Q14 vs. 4Q13	2014	2013	2014 vs. 2013
Net revenues[1]	**2,527**	**3,560**	**2,963**	**(29%)**	**(15%)**	**13,687**	**13,578**	**1%**
Debt underwriting	316	562	537	(44%)	(41%)	1,948	2,058	(5%)
Equity underwriting	211	229	303	(8%)	(30%)	948	831	14%
Advisory and other fees	244	184	217	33%	13%	811	714	14%
Fixed income sales & trading	629	1,547	827	(59%)	(24%)	5,455	5,199	5%
Equity sales & trading	1,221	1,156	1,167	6%	5%	5,006	5,135	(3%)
Other	(94)	(117)	(88)	(20%)	7%	(478)	(358)	34%
Provision for credit losses	**31**	**38**	**10**	**(18%)**	**nm**	**63**	**15**	**nm**
Compensation and benefits	1,214	1,564	1,506	(22%)	(19%)	6,176	5,883	5%
Other operating expenses	1,267	1,393	2,088	(9%)	(39%)	5,096	5,875	(13%)
Total operating expenses	**2,482**	**2,957**	**3,594**	**(16%)**	**(31%)**	**11,272**	**11,758**	**(4%)**
Pre-tax income	**14**	**566**	**(640)**	**nm**	**nm**	**2,352**	**1,805**	**30%**
Cost / income ratio	98%	83%	121%	--	--	82%	87%	--
Return on regulatory capital[2]	**--**	**8%**	**(9%)**	**--**	**--**	**9%**	**7%**	**--**

1 Includes FVA impact of USD (291) mn in 4Q14 and 2014 2 Return on regulatory capital is based on after-tax income denominated in US dollars and assumes tax rates of 26% for 2013 and of 30% in 4Q13, 3Q14, 4Q14 and 2014 and that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure

CREDIT SUISSE
February 12, 2015 38

Strategic Investment Banking results in USD

in USD mn	4Q14	3Q14	4Q13	4Q14 vs. 3Q14	4Q14 vs. 4Q13	2014	2013	2014 vs. 2013
Net revenues[1]	**2,832**	**3,685**	**3,090**	**(23%)**	**(8%)**	**14,299**	**14,154**	**1%**
Debt underwriting	*316*	*562*	*537*	(44%)	(41%)	*1,947*	*2,058*	(5%)
Fixed income sales & trading	*877*	*1,665*	*881*	(47%)	(0%)	*5,978*	*5,643*	6%
Fixed income franchise	1,193	2,227	1,418	(46%)	(16%)	7,926	7,700	3%
Equity underwriting	*211*	*229*	*303*	(8%)	(30%)	*948*	*831*	14%
Equity sales & trading	*1,268*	*1,154*	*1,187*	10%	7%	*5,040*	*5,240*	(4%)
Equities franchise	1,479	1,383	1,490	7%	(1%)	5,988	6,071	(1%)
Advisory and other fees	244	184	217	33%	13%	811	714	14%
Other	(85)	(109)	(34)	(22%)	nm	(425)	(331)	28%
Provision for credit losses	**14**	**31**	**5**	**(53%)**	**nm**	**39**	**9**	**nm**
Compensation and benefits	1,171	1,523	1,469	(23%)	(20%)	6,007	5,700	5%
Other operating expenses	1,047	1,058	1,084	(1%)	(3%)	4,143	4,252	(3%)
Total operating expenses	**2,219**	**2,581**	**2,553**	**(14%)**	**(13%)**	**10,150**	**9,952**	**2%**
Pre-tax income	**599**	**1,073**	**532**	**(44%)**	**13%**	**4,109**	**4,193**	**(2%)**
Cost / income ratio	78%	70%	83%	--	--	71%	70%	--
Return on regulatory capital[2]	**10%**	**17%**	**9%**	--	--	**17%**	**17%**	--

1 Includes FVA impact of USD (113) mn in 4Q14 and 2014 2 Return on regulatory capital is based on after-tax income denominated in US dollars and assumes tax rates of 28% for 2013 and of 30% in 4Q13, 3Q14, 4Q14 and 2014 and that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure

CREDIT SUISSE
February 12, 2015 39

* Investment Banking Strategic Basel 3 RWA movement February 12, 2015 4Q14 QoQ Change 3Q14 4Q13 16 - 16 17 26 +1 25 28 18 (4) 22 17 19 - 19 19 10 +3 7 8 89 +1 88 88 4Q14 QoQ Change 3Q14 4Q13 3 - 3 3 4Q14 QoQ Change 3Q14 4Q13 22 - 22 21 4Q14 QoQ Change 3Q14 4Q13 1 (3) 4 5 4Q14 QoQ Change 3Q14 4Q13 4 (2) 6 5 15 (3) 18 15 11 (2) 13 12 3 (1) 4 3 3 +2 1 2 36 (6) 42 36 Basel 3 risk-weighted assets in USD bn Note: Rounding differences may occur with externally published spreadsheets 1 Includes Rates and FX franchises 2 Includes Fixed Income other, CVA management and Fixed Income treasury Equities Fixed Income Macro1 Securitized Products Credit Emerging Markets Other2 Strategic Fixed Income Cash Equities Prime Services Derivatives Systematic Market Making Other Strategic Equities Corporate Bank Corporate Bank Investment Banking Other Other M&A and Other IBD

Expect to achieve > CHF 4.5 bn expense savings by end 2015 February 12, 2015 * 2014 Achieved Expected by YE 2015 Total savings after 2015 > 4.5 > 1.0 0.25 > 0.4 0.3 3.5 1.55 1.25 0.7 Private Banking & Wealth Management Infrastructure Investment Banking 2014 Achieved Expected by YE 2015 Total saving after 2015 >4.5 Direct cost savings by division Fully loaded cost savings by division > 1.65 0.95 1.85 Private Banking & Wealth Management Corporate Center Investment Banking Note: All expense reduction targets are measured at constant FX rates against 6M11 annualized total expenses, excl. realignment and other significant expense items and variable compensation expenses Infrastructure includes Corporate Center, which is not allocated to the front office divisions. Fully loaded view consists of infrastructure expenses that are allocated to divisions 1 Includes savings from adjustments to normalize for the immediate accounting recognition of early retirement eligible population

February 12, 2015 Achieved CHF 3.5 bn annualized expense savings through 2014 since expense measures announced in mid-2011 * All data for Core Results including expense savings from discontinued operations. All expense reductions are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses 1 Related to existing population 2 Include pre-tax charge of CHF 1,618 mn in 2014 relating to the final settlement of all outstanding U.S. cross-border matters and other significant litigation items 3 Includes CC realignment costs and realignment Non-Strategic unit measures, and architecture simplification 4 Includes variable compensation related savings on reduction of force and fixed allowance 6M11 adjusted Group expense reduction achieved in CHF bn 2014 reported 2014 adjustments 20.5 annualized 10.2 2014 adjusted Savings of CHF 3.5 bn Adjustments from 2014 reported: Variable compensation1 (1,689) Certain litigation items2 (2,212) Realignment / AS3 (855) RRP (414) Other4 (133) FX impact 89 2014 Total (5,214) Adjustments from 6M11 reported: Variable compensation (1,034) Realignment costs (CC) (142) Other (across divisions) 50 Total (1,127) Annualized (x2) (2,253)

* Currency mix of 2014 Group Results February 12, 2015 CHF mn FY14 CHF USD EUR GBP Other Net revenues 25,815 21% 54% 11% 3% 11% Total expenses1 22,306 28% 43% 5% 10% 12% Credit Suisse Core Results 1 Total operating expenses and provisions for credit losses 2 Corresponds to pre-tax charge of CHF 1,618 mn (USD 1,815 mn) Applying a +/-10% movement on the average FX rates for 2014, the sensitivities are as follows: USD/CHF impact on FY14 pre-tax income by CHF (435) mn Excluding the final settlement impact of all outstanding U.S. cross-border matters2, USD/CHF impact on FY14 pre-tax income by CHF (596) mn EUR/CHF impact on FY14 pre-tax income by CHF (173) mn Sensitivity analysis based weighted average exchange rates of USD/CHF of 0.92 and EUR/CHF of 1.22 for full year 2014 results Applying January month-end exchange rates for USD/CHF of 0.92 and EUR/CHF of 1.04 in lieu of the average FX rates for 2014, the sensitivities are as follows: USD/CHF impact on FY14 pre-tax income by CHF (69) mn Excluding the final settlement impact of all outstanding U.S. cross-border matters2, USD/CHF impact on FY14 pre-tax income by CHF (17) mn EUR/CHF impact on FY14 pre-tax income by CHF (254) mn FX Sensitivity analysis

* February 12, 2015 Currency mix of 2014 PB&WM Results CHF mn FY14 CHF USD EUR GBP Other Net revenues 12,637 40% 33% 15% 2% 10% Total expenses1 10,549 47% 30% 9% 3% 11% Expenses excl. Litig.2 8,931 55% 18% 11% 3% 13% Private Banking & Wealth Management Applying a +/-10% movement on the average FX rates for 2014, the sensitivities are as follows: USD/CHF impact on FY14 pre-tax income by CHF (90) mn Excluding the final settlement impact of all outstanding U.S. cross-border matters2, USD/CHF impact on FY14 pre-tax income by (252) mn EUR/CHF impact on FY14 pre-tax income by CHF (95) mn Applying January month-end exchange rates for USD/CHF of 0.92 and EUR/CHF of 1.04 in lieu of the average FX rates for 2014, the sensitivities are as follows: USD/CHF impact on FY14 pre-tax income by CHF (37) mn Excluding the final settlement impact of all outstanding U.S. cross-border matters2, USD/CHF impact on FY14 pre-tax income by CHF 15 mn EUR/CHF impact on FY14 pre-tax income by CHF (137) mn Sensitivity analysis based weighted average exchange rates of USD/CHF of 0.92 and EUR/CHF of 1.22 for full year 2014 results FX Sensitivity analysis 1 Total operating expenses and provisions for credit losses 2 Corresponds to pre-tax charge of CHF 1,618 mn (USD 1,815 mn)

* Currency mix of 2014 IB Results February 12, 2015 CHF mn FY14 CHF USD EUR GBP Other Net revenues 12,515 0% 77% 8% 4% 11% Total expenses1 10,408 3% 60% 2% 19% 16% Investment Banking Applying a +/-10% movement on the average FX rates for 2014, the sensitivities are as follows: USD/CHF impact on FY14 pre-tax income by CHF (341) mn EUR/CHF impact on FY14 pre-tax income by CHF (76) mn Applying January month-end exchange rates for USD/CHF of 0.92 and EUR/CHF of 1.04 in lieu of the average FX rates for 2014, the sensitivities are as follows: USD/CHF impact on FY14 pre-tax income by CHF (14) mn EUR/CHF impact on FY14 pre-tax income by CHF (114) mn 1 Total operating expenses and provisions for credit losses Sensitivity analysis based weighted average exchange rates of USD/CHF of 0.92 and EUR/CHF of 1.22 for full year 2014 results FX Sensitivity analysis

* Currency mix of Group capital metrics February 12, 2015 Swiss Leverage Exposure Basel 3 RWA USD CHF EUR GBP Other USD CHF EUR GBP Common Equity Tier 1 Capital1 Note: Data based on December 2014 month-end currency mix and on a look-through basis 1 Reflects actual capital positions in consolidated Group legal entities (net assets) including net asset hedges less applicable Basel 3 regulatory adjustments (e.g. goodwill) 2 The Swiss Total Capital leverage ratio requires a higher portion of other currencies to mitigate the impacts of FX movements Other Sensitivity analysis A 10% strengthening of the US dollar (vs. CHF) would have a -3.3bps impact on the 4Q14 “look-through” BIS CET1 ratio (from 10.2% to 10.1%) A 10% weakening of the CHF against all currencies2 would have a -2.3bps impact on the Swiss Total Capital leverage ratio (from 3.88% to 3.86%)

Collaboration revenues Contribution to overall net revenues stable at 18% compared to 3Q14 Continued strong increase in the number of cross-divisional referrals Solid performance in providing tailored solutions to UHNWI clients Collaboration revenues target range of 18% to 20% of net revenues Collaboration revenues – Core results in CHF bn / as % of net revenues February 12, 2015 *

Shareholders’ equity and “look-through” CET1 capital breakdown February 12, 2015 * 4Q14 Shareholders’ equity breakdown in CHF bn Tangible equity (not B3 effective) Goodwill and Intangibles1 IB Strategic3 PB&WM Strategic3 IB Non-Strategic3 44.2 44.2 “Look-through” Common Equity Tier 1 Capital Total regulatory deductions and adjustments 4Q14 Shareholders’ equity in CHF bn PB&WM Non-Strategic3 4Q14 Shareholders’ equity 44,189 Regulatory deductions (includes accrued dividend, treasury share reversal, scope of consolidation) (375) Adjustments subject to phased-in (14,938) Non-threshold-based (13,449) Goodwill & Intangibles (net of Deferred Tax Liability) (8,709) Deferred tax assets that rely on future profitability (excl. temporary differences) (3,248) Defined benefit pension assets (net of Deferred Tax Liability) (657) Advanced internal ratings-based provision shortfall (569) Own Credit (Bonds, Structured Notes, PAF, OTC Derivatives) (266) Own shares and cash flow hedges - Threshold-based (1,489) Deferred Tax Asset on timing differences (1,489) Total regulatory deductions and adjustments (15,313) “Look-through” Common Equity Tier 1 capital 28,876 Reconciliation of shareholders’ equity to “look-through” CET1 capital in CHF mn 1 Goodwill and intangibles, including mortgage servicing rights, gross of Deferred Tax Liability 2 Includes CHF 0.1 bn of capital in excess of the RWA-based regulatory requirement 3 Regulatory capital calculated as the average of 10% of RWA and 2.4% of Leverage Exposure at the end of 4Q14 Corporate Center2

* Reconciliation of return on equity, return on tangible equity and return on regulatory capital 1 Calculated using income after tax, assumes tax rate of 30% and capital allocated on average of 10% of average RWA and 2.4% of average leverage exposure 2 For Investment Banking, capital allocation and return calculations are based on US dollar denominated numbers February 12, 2015

February 12, 2015

CREDIT SUISSE GROUP AG
Media Relations +41 844 33 88 44 media.relations@credit-suisse.com

Fourth Quarter and Full-Year 2014 Results Summary

4Q14 results demonstrate consistency in performance amid a challenging market environment with increased volatility;
2014 Core pre-tax income of CHF 3.5 billion, stable compared to 2013, including the impact of the US cross-border settlement

Reported results:
−	4Q14 net income attributable to shareholders of CHF 921 million and return on equity of 8%
−	2014 net income attributable to shareholders of CHF 2,105 million and return on equity of 5%

Strategic results:
−	4Q14 net income of CHF 1,155 million and return on equity of 11%
−	2014 net income of CHF 4,962 million and return on equity of 12%

Private Banking & Wealth Management: Results for strategic businesses in 4Q14 reflect strong loan growth and gains from sales, more than offset by lower performance fees and continued low interest rate environment compared to 4Q13

Investment Banking: 4Q14 performance reflects strength of diversified franchise; stable revenues and improved returns in spite of increased market volatility and adverse impact from the recognition of funding valuation adjustments

Capital:
−	Look-through BIS CET1 ratio of 10.2%; exceeding 10% year-end target
−	Leverage exposure reduced by CHF 51 billion in 4Q14 before FX impact; announcing revised Group leverage targets
−	Consistent with 2013, Board of Directors proposes cash distribution of CHF 0.70 per share for 2014, optional scrip alternative

Compensation:
−
Economic value of variable incentive compensation awarded for the Group 9% lower than in 2013; reflecting continued compensation discipline and stable reported pre-tax income, including the impact of the US cross-border settlement

−
BoD and ExB have voluntarily taken reductions to compensation; BoD total compensation reduced by approximately 25%, ExB variable compensation reduced by the equivalent of 20% of the amount that would have otherwise been granted

Changing currency and interest rate environment:
−	Combination of incremental expense measures and growth initiatives expected to more than offset the impacts of changing currency and interest rate environment by end-2017

Results materials:
−	Video interview
−	Audio webcast
−	Presentation slides
−	Full earnings release

−	Time series data
−	Letter to shareholders
−	Credit Suisse reporting structure
−	Acronyms guide

This Results Summary contains excerpts from our full 4Q14 Earnings Release that we believe are of special interest to media professionals. A copy of the complete 4Q14 Earnings Release, which has been distributed simultaneously and contains additional important information about our results and operations, is available at www.credit-suisse.com/results.

  February 12, 2015 / Page 1

CREDIT SUISSE GROUP AG
Media Relations +41 844 33 88 44 media.relations@credit-suisse.com

Quotes from the CEO, Brady W. Dougan

Brady W. Dougan, Chief Executive Officer, said: “Our solid results for the fourth quarter demonstrate consistency in our performance amid a challenging market environment with increased volatility. Our strategic businesses generated a return on equity of 11% for the quarter and 12% for the full year. During the quarter, we further reduced leverage exposure, continued to execute our capital measures and exceeded our 10% Look-through CET1 year-end target, including the impact of the US settlement.”

On the distribution to shareholders, he said: “Consistent with 2013, the Board of Directors proposes a cash distribution of CHF 0.70 per share for 2014. We are offering an optional scrip alternative to our shareholders, allowing them to choose to receive the distribution in the form of new shares. Going forward, we remain committed to returning half of our earnings to shareholders, provided our Look-through CET1 capital ratio continues to exceed 10% and we meet our leverage ratio targets.”

Commenting on the changing currency and interest rate environment, he said: “We are implementing a number of measures to offset the impact from the strong appreciation of the Swiss franc and the more pronounced low interest rate environment on our profitability, following the SNB’s announcement in January. Based on 2014 earnings, we estimate the net adverse impact on our profit to be approximately 3% and expect to more than offset this impact through the announced measures by end-2017.”

Commenting on Private Banking & Wealth Management, he said: “In Private Banking & Wealth Management, we reported solid strategic pre-tax income of 1 billion Swiss francs. Our results were negatively impacted by lower performance fees and the ongoing low interest rate environment, compared to the fourth quarter of 2013. However, we continued to see strong loan growth from our ultra-high-net-worth individuals lending program and improved collaboration revenues between our two divisions. In Wealth Management Clients, we generated good net new assets with strong inflows from emerging markets.”

Commenting on Investment Banking, he said: “The profitability of our strategic businesses in Investment Banking improved by 20% compared to the fourth quarter of 2013. Revenues from our strategic businesses were consistent, amid a more volatile market environment, which generally benefitted our trading businesses while adversely impacting underwriting activity. This highlights the stability of our diversified franchise. Furthermore, we made continued progress in reducing the division’s risk-weighted assets and leverage exposure, in line with our strategy to sustain strong returns in Investment Banking.”

On the outlook for the first quarter of 2015, he said: “Year-to-date profitability of the Group is in line with last year. Our private banking and sales and trading businesses have shown an improving trend in recent weeks. Underwriting and advisory activities have started the year more slowly due to market volatility but we have a strong pipeline with execution dependent on market conditions.”

February 12, 2015 / Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Brady W. Dougan Brady W. Dougan Chief Executive Officer Credit Suisse Group AG and Credit Suisse AG

/s/ David R. Mathers David R. Mathers Chief Financial Officer
Date: February 12, 2015		Credit Suisse Group AG and Credit Suisse AG